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                                File No. 69-284


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549


                                  FORM U-3A-2


                Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                     HAWAIIAN ELECTRIC INDUSTRIES, INC. and
                        HAWAIIAN ELECTRIC COMPANY, INC.

each hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA), and submits the following information:

      1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Hawaiian Electric Industries, Inc. (HEI) was incorporated under the laws of the State of Hawaii on July 20, 1981, for the purpose of becoming the holding company of Hawaiian Electric Company, Inc. (HECO) and its subsidiaries. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. The restructuring became effective on July 1, 1983. HEI is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of HECO, HEI Investment Corp. (HEIIC), Malama
Pacific Corp. (MPC), Hawaiian Tug & Barge Corp. (HTB), HEI Diversified, Inc. (HEIDI), Pacific Energy Conservation Services, Inc. (PECS), HEI Power Corp. (HEIPC), Hycap Management, Inc. (Hycap), Hawaiian Electric Industries Capital Trust I (the Trust), Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III . HECO is the parent company of Hawaii Electric Light Company, Inc. (HELCO), Maui Electric Company,
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                                                                    Page 2 of 12

Limited (MECO) and HECO Capital Trust I. MPC is the parent company of Malama Property Investment Corp. (MPIC), Malama Waterfront Corp. (MWC), Malama Development Corp. (MDC), Malama Realty Corp. (MRC), Malama Elua Corp. (MElC), Malama Hoaloha Corp. (MHC), TMG Service Corp. (TMG) and Malama Mohala Corp.
(MMoC). HTB is the parent company of Young Brothers, Limited (YB). HEIDI is the parent company of HEIDI Real Estate Corp. (HEIDIREC) and American Savings Bank, F.S.B. (ASB), which is the parent company of American Savings Investment Services Corp. (ASISC), AdCommunications, Inc., American Savings Mortgage Co., Inc., ASB Service Corporation. HEIPC is the parent company of HEI Power Corp. Guam (HPG) and HEI Power Corp. International, which is the parent company of HEIPC Philippine Development, LLC, HEIPC Philippine Ventures, HEIPC Lake Mainit Power,LLC, HEIPC Cambodia Ventures, HEIPC Phnom Penh Power (General), LLC, HEIPC Phnom Penh Power (Limited),LLC, HEIPC Bulacan I, LLC, HEIPC Bulacan II, LLC, and HEI Power Corp. China.

     HECO was incorporated under the laws of the Kingdom of Hawaii on October
13, 1891, under the name of The Hawaiian Electric Company, Limited. Its name was changed to Hawaiian Electric Company, Inc., on March 16, 1964. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Oahu, State of Hawaii. HELCO was incorporated under the laws of the Republic of Hawaii on December 5, 1894. Its principal executive office is located at 1200 Kilauea Avenue, Hilo, Hawaii 96720. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Hawaii, State of Hawaii. MECO was incorporated under the laws of the Territory of Hawaii on April 28, 1921, and purchased the franchise and certain assets of Island Electric Company, Limited, which had been organized in 1911. Its principal executive office is located at 210 Kamehameha Avenue, Kahului, Maui, Hawaii 96732. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the islands of Maui, Lanai and Molokai, all located in the State of Hawaii. HECO Capital Trust I was formed under
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                                                                    Page 3 of 12

the laws of the State of Delaware on December 31, 1996. The Bank of New York is the corporate trustee and its principal administrative offices are located at 101 Barclay Street 21st floor, New York, New York 10286. HECO Capital Trust I is a statutory business trust formed for the exclusive purposes of (i) issuing and selling its common securities (the Common Securities) to HECO and its 8.05% Cumulative Quarterly Income Preferred Securities, Series 1997 (QUIPS) to the public in an underwritten public offering, in March 1997, (ii) using the proceeds from the sale of QUIPS and the Common Securities to acquire 8.05% Junior Subordinated Deferrable Interest Debentures, Series 1997 issued by HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Capital Trust I as a grantor trust for United States federal income tax purposes and (iv) engaging in only those other activities necessary, convenient or incidental thereto.

     HEIIC was incorporated under the laws of the State of Hawaii on May 25, 1984. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a nonutility company organized primarily to invest in corporate securities and other long-term investments. HEIIC holds investments primarily in leveraged leases.

     On December 30, 1985, HEIIC acquired, as part of its investment portfolio, a 15.1899% undivided interest (the "Undivided Interest") in Plant Robert W. Scherer Unit No. 2, an 818 -megawatt (MW) coal-fired generating unit located in Monroe County, Georgia ("Unit No.2") in a sale and leaseback transaction (the "Transaction") with Oglethorpe Power Corporation (An Electric Membership Generation and Transmission Corporation). The Transaction is described in the Form U-7D filed by the Wilmington Trust Company and William J. Wade, owner trustees on behalf of HEIIC on December 30,1985. The transaction is also the subject of letters (dated December 16 and 24, 1985), from Mudge Rose Guthrie Alexander and Ferdon to the Commission, to which a reply was sent by Mr. Lewis
B. Reich, Special Counsel (Reference No. 85-1216E-OPUR). Two amendments to the Form U-7D were filed on October 20,1986 and on January 16,1998 for the refinancings of the nonrecourse debt secured by this lease interest. These refinancings had no impact on HEIIC's investment return because, under the lease
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                                                                    Page 4 of 12

agreement, the lessee is entitled to the benefit of any refinancing. The undersigned takes the position that the passive nature of the ownership by HEIIC which results from its participation in the Transaction is exactly comparable to the form of ownership which would qualify under Rule 7(d)(1) under PUHCA. Accordingly, although the information contained in the aforesaid Amendment No. 1 was submitted, the undersigned and HEIIC reserve all rights to claim (and do hereby claim) that by virtue of HEIIC's participation in the Transaction, HEIIC has not acquired "ownership" of facilities used for the generation, transmission or distribution of electric energy for sale so as to result in HEIIC's becoming an "electric utility company" as defined in Section 2(a)(3) of the Act.

     MPC was incorporated on December 5, 1985; MPIC and MWC were incorporated on December 30, 1988; MDC was incorporated on December 15, 1989; and MRC, MElC, MHC, TMG and MMoC were incorporated on August 21, 1990, all under the laws of the State of Hawaii, with principal executive offices located at 915 Fort Street Mall, Honolulu, Hawaii 96813. MPC and its subsidiaries are nonutility companies organized to invest in, develop and sell real estate.

     Dillingham Tug & Barge Corporation was incorporated under the laws of the State of Hawaii on March 16, 1972, and its name was changed to Hawaiian Tug & Barge Corp. on October 1, 1986 when HTB was acquired by HEI from Dillingham Corporation. Its principal executive office is located at 705 N. Nimitz Highway, Honolulu, Hawaii 96817. It is a nonutility company organized to provide charter towing and harbor-assist services primarily within the State of Hawaii. YB was incorporated under the laws of the State of Hawaii on January 7, 1960. Its principal executive office is located at 705 N. Nimitz Highway, Honolulu, Hawaii 96817. It is a regulated company organized to transport cargo within the State of Hawaii and operates as the major authorized common carrier under the Hawaii Water Carrier Act.

     HEIDI was incorporated under the laws of the State of Hawaii on January 6, 1988. Its principal executive office is located at 900 Richards Street,
Honolulu, Hawaii 96813. It is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of ASB and HEIDIREC. ASB was chartered by the Federal Home
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                                                                    Page 5 of 12

Loan Bank as a federal savings bank on January 23, 1987, and is qualified to do business in the State of Hawaii. Its wholly owned subsidiaries were incorporated under the laws of the State of Hawaii. The principal executive offices of ASB and its subsidiaries are located at 915 Fort Street Mall, Honolulu, Hawaii 96813. ASB and its subsidiaries are nonutility companies providing financial and related services. ASB was acquired on May 26, 1988. ASB's business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make residential and other real estate-related loans which enable borrowers to purchase, refinance, construct or improve real estate; to invest in loans secured by real estate and in mortgage-backed and other securities; and to make various types of commercial and consumer loans. ASB Service Corporation is a state-chartered corporation which holds real estate for use by ASB employees; American Savings Mortgage Co., Inc. is a mortgage brokerage company; AdCommunications, Inc. is an advertising agency; and ASISC markets insurance products. HEIDIREC was incorporated under the laws of the State of Hawaii on February 9, 1998. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIDIREC was formed as a nonutility company to own and manage real estate assets.

     PECS was incorporated under the laws of the State of Hawaii on August 12, 1994. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. PECS was formed as a nonutility service company to promote energy conservation in Hawaii and the Pacific Basin, but had no operations until December 1996. PECS is primarily a contract services company providing limited services to an affiliate.

     HEIPC was incorporated under the laws of the State of Hawaii on March 24, 1995. Its principal executive office is located at 220 South King Street, Honolulu, Hawaii 96813. It is a nonutility company formed to pursue independent power projects in Asia and the Pacific. In September 1996, HEIPC's subsidiary, HPG (a foreign utility company), entered into an energy conversion agreement with the Guam Power Authority for approximately 20 years, pursuant to which HPG is rehabilitating, operating and maintaining two oil-fired 25-megawatt (MW)
(net) steam turbine generators at Tanguisson, Guam. HEIPC's other direct and indirect subsidiaries have been formed for the purposes of owning, acquiring an interest in or operating utility
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                                                                    Page 6 of 12

facilities or utility companies in foreign countries, but have not yet acquired any such interest. The following subsidiaries' principal executive office is located at Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies and these subsidiaries were incorporated under the laws of the Cayman Islands (incorporation date noted in parentheses): HEI Power Corp. International (April 10, 1996); HEIPC Philippine Development, LLC (September 9, 1996); HEIPC Philippine Ventures (April 23, 1996); HEIPC Lake Mainit Power, LLC (May 21, 1996); HEIPC Cambodia Ventures (April 23, 1996); HEIPC Phnom Penh Power (General), LLC (April 24, 1996); HEIPC Phnom Penh Power (Limited), LLC (April 24, 1996); HEIPC Bulacan I, (May 29, 1997); and HEIPC Bulacan II, LLC (May 29, 1997). HEI Power Corp. China was incorporated under the laws of the Republic of Mauritius on December 10, 1997. Its principal executive office can be reached c/o Multiconsult Ltd., Les Jamalacs, Vieux Conseil Street, Port-Louis, Mauritius.

     Hycap was incorporated under the laws of the State of Delaware on January 22, 1997. Its registered agent's office is located at PL&F Service, One Rodney Square, 10th Floor, Tenth and King Streets, Wilmington, Delaware 19801. Hycap is a nonutility company formed in connection with a trust preferred securities offering to be the sole general partner of HEI Preferred Funding, LP (the Partnership). The Partnership is a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act, as amended, pursuant to an agreement of limited partnership and the filing of a certificate of limited partnership with the Secretary of State on December 23, 1996, which was subsequently amended by an amended and restated agreement of limited partnership dated as of February 1, 1997. Its principal executive office is located at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801. The Partnership is managed by the general partner and exists for the exclusive purposes of (a) purchasing certain eligible debt instruments of HEI and the wholly owned subsidiaries of HEI (collectively, the Affiliate Investment Instruments) and certain U.S. government obligations and commercial paper of unaffiliated entities (Eligible Debt Securities) with the proceeds from (i) the sale of its Partnership Preferred Securities, representing limited partner interests in the Partnership, to the Trust and (ii) a capital contribution in exchange for the general partner interest in the Partnership,
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                                                                    Page 7 of 12

(b) receiving interest and other payments on the Affiliate Investment Instruments and the Eligible Debt Securities held by the Partnership from time to time, (c) making distributions on the Partnership Preferred Securities and distributions on the general partner interest in the Partnership if, as and when declared by the general partner in its sole discretion, (d) subject to the restrictions and conditions contained in the Agreement of Limited Partnership, making additional investments in Affiliate Investment Instruments and Eligible Debt Securities and disposing of any such investments, and (e) except as otherwise limited in the Agreement of Limited Partnership, entering into, making and performing all contracts and other undertakings, and engaging in those activities and transactions as the general partner deems necessary or advisable for carrying out the purposes of the Partnership.

     The Trust, Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III were formed under the laws of the State of Delaware on December 19, 1996. The Bank of New York is the corporate trustee of each of the three trusts and its principal administrative office is located at 101 Barclay Street, 21st Floor, New York, NY 10286. The Trust is a statutory business trust formed for the exclusive purposes of (i) issuing in February of 1997 its 8.36% Trust Originated Preferred Securities and its 8.36% Common Securities (the Trust Preferred Securities and the Trust Common Securities, respectively), (ii) purchasing the 8.36% Partnership Preferred Securities, representing the limited partner interests in HEI Preferred Funding, LP (the Partnership), with the proceeds from the sale of Trust Preferred Securities and Common Securities, and (iii) engaging in only those other activities necessary or incidental thereto. Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III have at all times been inactive.

       2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     HEI is a nonutility holding company which currently conducts no business and owns no material operating assets other than the common securities of HECO, HEIIC, MPC, HTB, HEIDI, PECS, HEIPC, Hycap and the Trust. Currently, the consolidated revenues of HEI are derived primarily from electric service, savings bank, maritime freight transportation and real estate operations, energy conversion fees and investments.

     HECO owns and operates three electric generating plants located on the island of Oahu, with an aggregate generating capability of 1,263 megawatts as of December 31, 1997. HECO's power purchase agreements with Kalaeloa Partners, L.P., AES Barbers Point, Inc. and Honolulu Resource Recovery Venture each provide for an additional 180 MW, 180 MW and 46 MW, respectively, of firm generating capability as of December 31, 1997.

     HELCO owns and operates electric generating equipment with an aggregate generating capability of approximately 157 megawatts as of December 31, 1997. Its five power plants are located on the island of Hawaii. As of December 31, 1997, HELCO had power purchase agreements with Puna Geothermal Ventures and Hilo Coast Processing Company providing for an additional 30 MW and 22 MW, respectively, of firm generating capability. HELCO currently owns and operates a windfarm at Waikoloa which consists of 90 operating wind machines with a total operating capacity of 1.8 megawatts as of December 31, 1997.

     MECO owns and operates electric generating equipment located on the islands of Maui, Lanai and Molokai, with an aggregate generating capability of approximately 214 megawatts as of December 31, 1997. A power purchase agreement between MECO and a sugar company provided for an additional 16 MW of firm generating capability as of December 31, 1997.

       3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

      (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

In 1997, HEI sold no kilowatthours of electric energy, HECO sold at retail 7,040,291,111 kwh. of electric energy, HELCO sold at retail 894,109,596 kwh. of electric energy, and MECO sold at retail 1,028,768,167 kwh. of electric energy.

      (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          None.

      (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          None.

      (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          None.

       4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

      (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     HPG was incorporated under the laws of the State of Hawaii on August 13, 1996. Its principal executive offices are located at Tanguisson power plant, NCS Dededo, Guam 96921 and 220 South King Street, Honolulu, Hawaii 96813. It is a foreign utility company organized primarily to assume operational control of Guam Power Authority's (GPA) Tanguisson power plant. In September 1996, HPG entered into an energy conversion agreement with GPA, pursuant to which HPG rehabilitated, and for a period of approximately 20 years will be operating and maintaining, two oil-fired 25-MW (net) steam turbine generators at Tanguisson, Guam. On October 30, 1996, HEI filed with the SEC a "Notification of Foreign Utility Company Status" on Form U-57, stating that HPG would assume operational control of the Tanguisson facility by November 24, 1996. On November 11, 1996, HPG assumed operational control of the Tanguisson facility. HPG began delivering energy to GPA pursuant to the energy conversion agreement in July of 1997. Other than the Tanguisson power plant, HPG neither owns nor operates any other facilities used for the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

     HEIPC owns all of the issued and outstanding shares of common stock of HPG. HEI owns all of the issued and outstanding shares of common stock of HEIPC.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     As of December 31, 1997, HEI had invested, directly or indirectly (in addition to retained earnings), $2,250,000 of capital in HPG. Also as of December 31, 1997, there were short-term intercompany borrowings by HPG from HEIPC of $11,115,000 and no other borrowings. HEIPC's intercompany loans to HPG were funded by investments in and loans to HEIPC by HEI. As of December 31, 1997, HEI has not directly or indirectly guaranteed the securities of HPG.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     As of December 31, 1997, HPG's capitalization (i.e., common stock equity) was $2,692,000. For the year ended December 31, 1997, HPG's net income was $380,000.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     HPG maintains agreements with HEI and certain of its affiliates for services related to the construction, operation and maintenance of power plants and electrical systems. For the year ended December 31, 1997, HPG payments for services from HEI, HECO and HEIPC totaled $304,000.

                                   EXHIBIT A


     Unaudited consolidating statements of income and retained earnings of Hawaiian Electric Industries, Inc. and its subsidiary companies for the calendar year 1997, together with an unaudited consolidating balance sheet of Hawaiian Electric Industries, Inc. and its subsidiary companies as of December 31, 1997, is attached hereto as Exhibit A.

     Unaudited consolidating income and retained earnings information for the calendar year 1997 for Hawaiian Electric Company, Inc. and its subsidiary companies, for HEI Diversified, Inc. and its subsidiary company, for American Savings Bank, F.S.B. and its subsidiary companies, for Hawaiian Tug & Barge Corp. and its subsidiary company, for Malama Pacific Corp. and its subsidiary companies, for HEI Power Corp. and its subsidiary companies and for HEI Power Corp. International and its subsidiary companies, together with unaudited consolidating balance sheet information for said companies and their respective subsidiaries as of December 31, 1997, are attached hereto as Exhibits A-1 through A-7.

                                   EXHIBIT B


     The unaudited financial data schedules for HEI and its subsidiaries and for HECO and its subsidiaries are attached hereto as Exhibit B.


                                   EXHIBIT C


     Hawaiian Electric Industries, Inc.   --   HEI Power Corp.  --  HEI Power
Corp. Guam

          Each of the above-named claimants has caused this statement to be duly executed on its behalf by its duly authorized officers on this 25th day of February 1998.

                                      HAWAIIAN ELECTRIC INDUSTRIES, INC.
                                      Claimant


                                      By /s/ Robert F. Clarke
                                        ---------------------
                                      Robert F. Clarke
                                      President and
          ATTEST:                     Chief Executive Officer


          /s/ Betty Ann M. Splinter   By /s/ Robert F. Mougeot
          -------------------------     ----------------------
          Betty Ann M. Splinter       Robert F. Mougeot
          Secretary                   Financial Vice President and
                                      Chief Financial Officer


                                      HAWAIIAN ELECTRIC COMPANY, INC.
                                      Claimant

                                      By /s/ T. Michael May
                                        ---------------------------------
                                      T. Michael May
          ATTEST:                     President and
                                      Chief Executive Officer


          /s/ Molly M. Egged          By /s/ Jackie M. Erickson
          ------------------             ----------------------
          Molly M. Egged              Jackie M. Erickson
          Secretary                   Vice President-General Counsel
                                      and Government Relations



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                             Peter C. Lewis
                             Vice President-Administration
                             Hawaiian Electric Industries, Inc.
                             P.O. Box 730
                             Honolulu, Hawaii  96808-0730

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Balance Sheet  (Page 1 of 2)                           Page 1 of 5
December 31, 1997
(Unaudited)
(in thousands)

                                                               Hawaiian                                    Hawaiian
                                                 Hawaiian        Tug &                      Malama         Electric         HEI
                                                 Electric        Barge          HEI         Pacific        Company,     Diversified,
                                                Industries,    Corp. and     Investment    Corp. and       Inc. and      Inc. and
ASSETS                                             Inc.        subsidiary       Corp.     subsidiaries   subsidiaries    subsidiary
--------------------------------------------    ----------     ----------    ----------   ------------   ------------   ------------
Cash and equivalents                            $      416         661           207           446            1,676         249,619
Notes receivable from affiliated companies          25,459          --         3,153            --               --          17,073
Accounts receivable and
   unbilled revenues, net                            1,315       5,902            15            61          119,553          32,185
Inventories, at average cost                            --       1,352            --            --           44,033
Real estate developments                                --          --            --        30,143               --              --
Investment and mortgage-backed securities               --          --            --            --               --       1,970,623
Other investments                                      810         691        63,151         9,113               --              --
Loans receivable, net                                   --          --            --            --               --       3,035,847
Property, plant and equipment, net                   3,288      43,514            --            40        1,893,105          65,216
Regulatory assets                                       --       2,270            --            --          101,809              --
Other                                                4,182       2,525            --         6,672           52,138          72,495
Goodwill and other intangibles                          --          --            --            --               --         122,492
Investment in wholly owned
   subsidiaries, at equity                       1,245,415          --            --            --               --              --
                                                ----------      ------        ------       -------        ---------       ---------
                                                $1,280,885      56,915        66,526        46,475        2,212,314       5,565,550
                                                ==========      ======        ======       =======        =========       =========
LIABILITIES AND
STOCKHOLDERS' EQUITY
--------------------------------------------
LIABILITIES
Accounts payable                                $    3,555       1,225            48           821           62,773          82,235
Deposit liabilities                                     --          --            --            --               --       3,916,600
Short-term borrowings                              192,663          --            --        23,363           95,581          12,669
Securities sold under agreements
   to repurchase                                       --           --            --            --               --         375,366
Advances from Federal Home Loan Bank                   --           --            --            --               --         736,474
Long-term debt                                    263,000       17,650            --         7,954          627,621          17,073
Deferred income taxes                               1,374        7,145        45,230           221          125,509           7,316
Unamortized tax credits                               117        1,111            --            --           48,675               1
Contributions in aid of construction                   --           --            --            --          197,596              --
Other                                                5,495       8,538         1,804           588          151,261          23,092
                                                ----------      ------        ------       -------        ---------       ---------
                                                   466,204      35,669        47,082        32,947        1,309,016       5,170,826
                                                ----------      ------        ------       -------        ---------       ---------
HEI- and HECO-obligated preferred
 securities of trust subsidiaries directly or
 indirectly holding solely HEI and HEI-
 guaranteed and HECO and HECO-
 guaranteed subordinated debentures                     --          --            --            --           50,000              --
Preferred stock of electric
   utility subsidiaries
      Subject to mandatory redemption                   --          --            --            --           35,770              --
      Not subject to mandatory redemption               --          --            --            --           48,293              --
                                                ----------      ------        ------       -------        ---------       ---------
                                                        --          --            --            --          134,063              --
                                                ----------      ------        ------       -------        ---------       ---------
STOCKHOLDERS' EQUITY
Preferred stock                                         --          --            --            --               --              --
Common stock                                       654,819      13,229        22,166        36,975          381,653         326,169
Retained earnings (deficit)                        159,862       8,017        (2,722)      (23,447)         387,582          68,555
                                                ----------      ------        ------       -------        ---------       ---------
                                                   814,681      21,246        19,444        13,528          769,235         394,724
                                                ----------      ------        ------       -------        ---------       ---------
                                                $1,280,885      56,915        66,526        46,475        2,212,314       5,565,550
                                                ==========      ======        ======       =======        =========       =========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Balance Sheet (Page 2 of 2)                            Page 2 of 5
December 31, 1997
(Unaudited)
(in thousands)
(Continued)

                                        Pacific          HEI                               Hawaiian    Reclassifi-
                                        Energy          Power        Hycap       HEI       Electric     cations
                                     Conservation       Corp.        Manage-   Preferred   Industries      and
                                      Services,          and         ment,      Funding,    Capital    Eliminations
ASSETS                                   Inc.         subsidiaries    Inc.       LP         Trust I    Dr. (Cr.)    Consolidated
---------------------------          ------------     ------------  -------    ---------   ---------   -----------  ------------
Cash and equivalents                      $  11             298      1,021           1           --           --    $  254,356
Notes receivable from
 affiliated companies                        27              --         --     120,073           --     (165,785)           --
Accounts receivable and
 unbilled revenues, net                      21             758         61          10           --       (1,589)      158,292
Inventories, at average cost                 --              27         --          --           --           --        45,412
Real estate developments                     --              --         --          --           --           --        30,143
Investment and mortgage-backed
 securities                                  --              --         --       1,263           --           --     1,971,886
Other investments                            --               4         --          --           --           --        73,769
Loans receivable, net                        --              --         --          --           --           --     3,035,847
Property, plant and equipment, net           --          14,395         --          --           --           --     2,019,558
Regulatory assets                            --              --         --          --           --           --       104,079
Other                                        --              36         --          --           --           --       138,048
Goodwill and other intangibles               --              --         --          --           --           --       122,492
Investment in wholly owned
 subsidiaries, at equity                     --              --     18,193          --      103,093   (1,366,701)           --
                                          -----          ------     ------     -------      -------   ----------    ----------
                                          $  59          15,518     19,275     121,347      103,093   (1,534,075)   $7,953,882
                                          =====          ======     ======     =======      =======   ==========    ==========
LIABILITIES AND
STOCKHOLDERS' EQUITY
---------------------------
LIABILITIES
Accounts payable                          $   5             132         --          61           --        1,589    $  149,266
Deposit liabilities                          --              --         --          --           --           --     3,916,600
Short-term borrowings                        --           2,379         --          --           --       28,639       298,016
Securities sold under agreements
 to repurchase                               --              --         --          --           --           --       375,366
Advances from Federal Home
 Loan Bank                                   --              --         --          --           --           --       736,474
Long-term debt                               --           6,423         --          --           --      137,146       802,575
Deferred income taxes                        --            (554)        --          --           --           --       186,241
Unamortized tax credits                      --              --         --          --           --           --        49,904
Contributions in aid of construction         --              --         --          --           --           --       197,596
Other                                        47           2,258         17          --           --           --       193,100
                                          -----          ------     ------     -------      -------   ----------    ----------
                                             52          10,638         17          61           --      167,374     6,905,138
                                          -----          ------     ------     -------      -------   ----------    ----------
HEI- and HECO-obligated preferred
 securities of trust subsidiaries
 directly or indirectly holding solely
 HEI and HEI-guaranteed and HECO
 and HECO-guaranteed subordinated
 debentures                                  --              --         --          --      100,000           --       150,000
Preferred stock of electric
 utility subsidiaries
    Subject to mandatory redemption          --              --         --          --           --           --        35,770
    Not subject to mandatory
     redemption                              --              --         --          --           --           --        48,293
                                          -----          ------     ------     -------      -------   ----------    ----------
                                             --              --         --          --      100,000           --       234,063
                                          -----          ------     ------     -------      -------   ----------    ----------
STOCKHOLDERS' EQUITY
Preferred stock                              --              --         --          --           --           --            --
Common stock                                220          11,900     18,364     121,286        3,093      935,055       654,819
Retained earnings (deficit)                (213)         (7,020)       894          --           --      431,646       159,862
                                          -----          ------     ------     -------      -------   ----------    ----------
                                              7           4,880     19,258     121,286        3,093    1,366,701       814,681
                                          -----          ------     ------     -------      -------   ----------    ----------
                                          $  59          15,518     19,275     121,347      103,093    1,534,075    $7,953,882
                                          =====          ======     ======     =======      =======   ==========    ==========

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income (Page 1 of 2)                      Page 3 of 5
Year ended December 31, 1997
(Unaudited)
(in thousands)

                                                                                                 Hawaiian
                                        Hawaiian      Hawaiian                  Malama           Electric          HEI
                                        Electric    Tug & Barge      HEI        Pacific          Company,      Diversified,
                                       Industries,   Corp. and    Investment   Corp. and         Inc. and        Inc. and
                                          Inc.       subsidiary     Corp.     subsidiaries     subsidiaries     subsidiary
                                       -----------  -----------   ----------  ------------     ------------    ------------
REVENUES
Electric utility                         $     --          --           --           --          1,107,523             --
Savings bank                                   --          --           --           --                 --        294,135
Other                                       2,468      50,806        4,885        3,552                 --          1,024
Equity in net income of subsidiaries       99,093          --           --           --                 --             --
                                         --------      ------        -----       ------          ---------        -------
                                          101,561      50,806        4,885        3,552          1,107,523        295,159
                                         --------      ------        -----       ------          ---------        -------
EXPENSES
Electric utility                               --          --           --           --            935,770             --
Savings bank                                   --          --           --           --                 --        249,396
Other                                       8,825      48,581          257       10,070                 --             12
                                         --------      ------        -----       ------          ---------        -------
                                            8,825      48,581          257       10,070            935,770        249,408
                                         --------      ------        -----       ------          ---------        -------
OPERATING INCOME (LOSS)
Electric utility                               --          --           --           --            171,753             --
Savings bank                                   --          --           --           --                 --         44,739
Other                                      92,736       2,225        4,628       (6,518)                --          1,012
                                         --------      ------        -----       ------          ---------        -------
                                           92,736       2,225        4,628       (6,518)           171,753         45,751
                                         --------      ------        -----       ------          ---------        -------
Interest expense-electric utility
 and other                                (22,822)     (1,364)          --       (2,315)           (48,778)        (1,299)
Allowance for borrowed funds
 used during construction                      --          --           --           --              6,190             --
Preferred stock dividends of
 electric utility subsidiaries                 --          --           --           --             (2,593)            --
Preferred securities distributions of
 trust subsidiaries                            --          --           --           --             (3,052)            --
Allowance for equity funds used
 during construction                           --          --           --           --             10,864             --
                                         --------      ------        -----       ------          ---------        -------
INCOME (LOSS) BEFORE INCOME TAXES
 AND PREFERRED STOCK DIVIDENDS
 OF HECO                                   69,914         861        4,628       (8,833)           134,384         44,452
Income tax expense (benefit)              (16,528)        534          222            3             52,535         17,903
                                         --------      ------        -----       ------          ---------        -------
INCOME (LOSS) BEFORE PREFERRED
 STOCK DIVIDENDS OF HECO                   86,442         327        4,406       (8,836)            81,849         26,549
Preferred stock dividends of HECO              --          --           --           --              3,660             --
                                         --------      ------        -----       ------          ---------        -------
NET INCOME (LOSS)                        $ 86,442         327        4,406       (8,836)            78,189         26,549
                                         ========      ======        =====       ======          =========        =======

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income  (Page 2 of 2)                     Page 4 of 5
Year ended December 31, 1997
(Unaudited)
(in thousands)

(Continued)

                                                    HEI                              Hawaiian       Reclassifi-
                                    Pacific        Power        Hycap      HEI       Electric        cations
                                    Energy         Corp.       Manage-  Preferred   Industries         and
                                 Conservation       and         ment,    Funding,    Capital       Eliminations
                                Services, Inc.  subsidiaries     Inc.      LP        Trust I         Dr. (Cr.)    Consolidated
                                --------------  ------------   -------  ---------   -----------    ------------   ------------
REVENUES
Electric utility                  $ --                --            --         --            --            --        $1,107,523
Savings bank                        --                --            --         --            --            --           294,135
Other                               11             3,025            45      9,124            --        12,619            62,321
Equity in net income of
 subsidiaries                       --                --         1,343        --          7,781       108,217                --
                                  ----            ------         -----      -----      --------     ---------        ----------
                                    11             3,025         1,388      9,124         7,781       120,836         1,463,979
                                  ----            ------         -----      -----      --------     ---------        ----------
EXPENSES
Electric utility                  $ --                --            --         --            --            --           935,770
Savings bank                        --                --            --         --            --            --           249,396
Other                               96             5,021            13         --            --          (251)           72,624
                                  ----            ------         -----      -----      --------     ---------        ----------
                                    96             5,021            13         --            --          (251)        1,257,790
                                  ----            ------         -----      -----      --------     ---------        ----------
OPERATING INCOME (LOSS)
Electric utility                    --                --            --         --            --            --           171,753
Savings bank                        --                --            --         --            --            --            44,739
Other                              (85)           (1,996)        1,375      9,124         7,781       120,585           (10,303)
                                  ----            ------         -----      -----       -------     ---------        ----------
                                   (85)           (1,996)        1,375      9,124         7,781       120,585           206,189
                                  ----            ------         -----      -----       -------    ----------        ----------
Interest expense-electric
 utility and other                  --              (397)           --         --            --       (12,368)          (64,607)
Allowance for borrowed funds
 used during construction           --                --            --         --            --            --             6,190
Preferred stock dividends of
 electric utility subsidiaries      --                --            --         --            --         3,660            (6,253)
Preferred securities distri-
 butions of trust subsidiaries      --                --            --         --        (7,548)           --           (10,600)
Allowance for equity funds used
 during construction                --                --            --         --            --            --            10,864
                                  ----            ------         -----      -----      --------     ---------        ----------
INCOME (LOSS) BEFORE INCOME
 TAXES AND PREFERRED STOCK
 DIVIDENDS OF HECO                 (85)           (2,393)        1,375      9,124           233       111,877           141,783
Income taxes                        --               191           481         --            --            --            55,341
                                  ----            ------         -----      -----      --------     ---------        ----------
INCOME (LOSS) BEFORE PREFERRED
 STOCK DIVIDENDS OF HECO           (85)           (2,584)          894      9,124           233       111,877            86,442
Preferred stock dividends of HECO   --                --            --         --            --        (3,660)               --
                                  ----            ------         -----      -----      --------      --------       -----------
NET INCOME (LOSS)                 $(85)           (2,584)          894      9,124           233       108,217       $    86,442
                                  ====            ======         =====      =====      ========     =========       ===========

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Retained Earnings                         Page 5 of 5
Year ended December 31, 1997
(Unaudited)
(in thousands)

                       Hawaiian            Hawaiian               HEI            Malama         Hawaiian Electric   HEI Diversified,
                       Electric           Tug & Barge          Investment     Pacific Corp.     Company, Inc. and      Inc. and
                     Industries, Inc.   Corp. and subsidiary      Corp.      and subsidiaries     subsidiaries        subsidiary
                     ----------------   -------------------   -----------    ----------------   -----------------    --------------
Retained earnings
 (deficit), beginning
 of year                $149,907           7,863                 (7,128)         (14,611)          367,770             55,985

Net income (loss)         86,442             327                  4,406           (8,836)           78,189             26,549

Distributions of HEI
 Preferred Funding, LP        --              --                     --               --                --                 --

Common stock dividends   (76,487)           (173)                    --               --           (58,377)           (13,979)
                        --------            ----                 ------          -------           -------            -------
Retained earnings
 (deficit), end of
 year                   $159,862           8,017                 (2,722)         (23,447)          387,582             68,555
                        ========           =====                 ======          =======           =======            =======

Continued below.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year ended December 31, 1997
(Unaudited)
(in thousands)
(continued)

                                                                                        Hawaiian   Reclassifi-
                                  Pacific          HEI                      HEI         Electric    cations
                                  Energy        Power Corp.     Hycap    Preferred     Industries    and
                                Conservation       and       Management,  Funding.      Capital   Eliminations
                               Services, Inc.   subsidiaries     Inc.        LP         Trust 1      Dr. (Cr.)   Consolidated
                               --------------   ------------ ----------  ---------     ---------- ------------   ------------
Retained earnings (deficit),
 beginning of year                 $(128)         (4,436)        --           --              --      405,315     $149,907

Net income (loss)                    (85)         (2,584)       894        9,124             233      108,217       86,442

Distributions of HEI
 Preferred Funding, LP                --             --          --       (9,124)             --       (9,124)          --

Common stock dividends                --             --          --           --            (233)     (72,762)     (76,487)
                                   -----          ------        ---       ------             ---      -------     --------
Retained earnings (deficit),
 end of year                       $(213)         (7,020)       894           --              --      431,646     $159,862
                                   =====          ======        ===       ======             ===      =======     ========


HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1997
(Unaudited)
(in thousands)

                                                        Hawaii                            Reclassifi-
                                           Hawaiian    Electric      Maui                   cations
                                           Electric     Light      Electric     HECO         and
                                           Company,    Company,    Company,    Capital    Eliminations
ASSETS                                       Inc.        Inc.       Limited    Trust I      Dr. (Cr.)     Consolidated
---------------------------------------   ---------   ---------    --------    -------    ------------    ------------
Cash and equivalents                     $        9       1,299         368         --            --     $    1,676
Notes receivable from
 affiliated companies                        36,300          --       2,500     51,546       (90,346)            --
Accounts receivable and unbilled
 revenues, net                               81,585      21,377      16,190         --           401        119,553
Inventories, at average cost                 26,330       5,275      12,428         --            --         44,033
Property, plant and equipment, net        1,168,376     373,129     351,600         --            --      1,893,105
Regulatory assets                            71,646      17,137      13,026         --            --        101,809
Other                                        27,095      14,395      10,648         --            --         52,138
Investment in wholly owned
 subsidiaries, at equity                    296,436          --          --         --      (296,436)            --
                                         ----------     -------     -------     ------      --------     ----------
                                         $1,707,777     432,612     406,760     51,546      (386,381)    $2,212,314
                                         ==========     =======     =======     ======      ========     ==========
LIABILITIES AND
STOCKHOLDERS' EQUITY
---------------------------------------
LIABILITIES
Accounts payable                         $   41,718      11,202       9,310         --          (543)     $  62,773
Short-term borrowings                        98,081      36,300                     --        38,800         95,581
Long-term debt                              400,825     117,122     161,220         --        51,546        627,621
Deferred income taxes                       104,870       9,235      11,404         --            --        125,509
Unamortized tax credits                      28,818       8,588      11,269         --            --         48,675
Contributions in aid
 of construction                            127,954      46,563      23,079         --            --        197,596
Other                                        82,983      41,741      26,679         --           142        151,261
                                         ----------     -------     -------     ------      --------     ----------
                                            885,249     270,751     242,961         --        89,945      1,309,016
                                         ----------     -------     -------     ------      --------     ----------
HECO-obligated mandatorily
 redeemable preferred securities
 of trust subsidiary holding solely
 HECO and HECO-guaranteed
 subordinated debentures                         --          --          --     50,000            --         50,000
Preferred stock
 Subject to mandatory redemption             23,000       7,100       5,670         --            --         35,770
 Not subject to mandatory
  redemption                                 30,293      10,000       8,000         --            --         48,293
                                         ----------     -------     -------     ------      --------     ----------
                                             53,293      17,100      13,670     50,000            --        134,063
                                         ----------     -------     -------     ------      --------     ----------
STOCKHOLDERS' EQUITY
Common stock                                381,653      91,054      88,399      1,546       180,999        381,653
Retained earnings                           387,582      53,707      61,730         --       115,437        387,582
                                         ----------     -------     -------     ------      --------     ----------
                                            769,235     144,761     150,129      1,546       296,436        769,235
                                         ----------     -------     -------     ------      --------     ----------
                                         $1,707,777     432,612     406,760     51,546       386,381     $2,212,314
                                         ==========     =======     =======     ======      ========     ==========

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                    Exhibit A-1
Consolidating Schedule - Income Information                         Page 2 of 2
Year ended December 31, 1997
(Unaudited)
(in thousands)


                                                        Hawaii                            Reclassifi-
                                           Hawaiian    Electric      Maui                   cations
                                           Electric     Light      Electric     HECO         and
                                           Company,    Company,    Company,    Capital    Eliminations
                                             Inc.        Inc.       Limited    Trust I      Dr. (Cr.)     Consolidated
                                          ---------   ---------    --------    -------    ------------    ------------
REVENUES
Electric utility                          $791,596     164,245      154,995      3,146           6,459     $1,107,523
Equity in net income of subsidiaries        28,617          --           --         --          28,617             --
                                          --------     -------      -------      -----          ------     ----------
                                           820,213     164,245      154,995      3,146          35,076      1,107,523
                                          --------     -------      -------      -----          ------     ----------
EXPENSES                                   677,043     132,528      126,199         --              --        935,770
                                          --------     -------      -------      -----          ------     ----------
OPERATING INCOME                           143,170      31,717       28,796      3,146          35,076        171,753

Interest expense                           (34,458)    (10,319)     (10,460)        --          (6,459)       (48,778)
Allowance for borrowed funds used
 during construction                         2,404       1,998        1,788         --              --          6,190
Preferred stock dividends of electric
 utility subsidiaries                           --          --           --         --           2,593         (2,593)
Preferred securities distributions of
 trust subsidiary                               --          --           --     (3,052)             --         (3,052)
Allowance for equity funds used
 during construction                         4,145       3,471        3,248         --              --         10,864
                                          --------     -------      -------      -----          ------     ----------
INCOME BEFORE INCOME TAX
 EXPENSE AND PREFERRED
 STOCK DIVIDENDS                           115,261      26,867       23,372         94          31,210        134,384
Income taxes                                33,412      10,134        8,989         --              --         52,535
                                          --------     -------      -------      -----          ------     ----------
INCOME BEFORE PREFERRED
 STOCK DIVIDENDS                            81,849      16,733       14,383         94          31,210         81,849
Preferred stock dividends                    3,660       1,470        1,123         --          (2,593)         3,660
                                          --------     -------      -------      -----          ------     ----------
NET INCOME                                $ 78,189      15,263       13,260         94          28,617     $   78,189
                                          ========     =======      =======      =====          ======     ==========


HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1997
(Unaudited)
(in thousands)

                                                        Hawaii                            Reclassifi-
                                           Hawaiian    Electric      Maui                   cations
                                           Electric     Light      Electric     HECO         and
                                           Company,    Company,    Company,    Capital    Eliminations
                                             Inc.        Inc.       Limited    Trust I      Dr. (Cr.)     Consolidated
                                          ---------   ---------    --------    -------    ------------    ------------
Retained earnings,
 beginning of year                        $367,770      51,780       58,797         --         110,577       $367,770
Net income                                  78,189      15,263       13,260         94          28,617         78,189
Common stock dividends                     (58,377)    (13,336)     (10,327)       (94)        (23,757)       (58,377)
                                          --------     -------      -------      -----         -------       --------
Retained earnings, end of year            $387,582      53,707       61,730         --         115,437       $387,582
                                          ========     =======      =======      =====         =======       ========

                                                                     Exhibit A-2
                                                                     Page 1 of 2


HEI DIVERSIFIED, INC. AND SUBSIDIARY
Consolidating Schedule - Balance Sheet Information
December 31, 1997
(Unaudited)
(in thousands)

[CAPTION]

                                                          American    Reclassifi-
                                                          Savings       cations
                                             HEI           Bank          and
                                         Diversified    F.S.B. and   Eliminations
ASSETS                                       Inc.      subsidiaries    Dr. (Cr.)     Consolidated
--------------------------------------   -----------   ------------  ------------    ------------
Cash and equivalents                        $     12       249,607            --       $  249,619
Notes receivable from
 affiliated companies                         17,073            --            --           17,073
Accounts receivable and
 unbilled revenues, net                           53        32,132            --           32,185
Investment and mortgage-backed
 securities                                       --     1,970,623            --        1,970,623
Loans receivable, net                             --     3,035,847            --        3,035,847
Property, plant and equipment, net                --        65,216            --           65,216
Other                                             --        72,495            --           72,495
Goodwill and other intangibles                    --       122,492            --          122,492
Investment in wholly owned
 subsidiary, at equity                       395,787            --      (395,787)              --
                                            --------     ---------      --------       ----------
                                            $412,925     5,548,412      (395,787)      $5,565,550
                                            ========     =========      ========       ==========
LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------
LIABILITIES
Accounts payable                            $    294        81,941            --           82,235
Deposit liabilities                               --     3,916,600            --        3,916,600
Short-term borrowings                          1,343        11,326            --           12,669
Securities sold under
 agreements to repurchase                         --       375,366            --          375,366
Advances from Federal Home Loan Bank              --       736,474            --          736,474
Long-term debt                                17,073            --            --           17,073
Deferred income taxes                           (586)        7,902            --            7,316
Unamortized tax credits                            1            --            --                1
Other                                             76        23,016            --           23,092
                                            --------     ---------      --------       ----------
                                              18,201     5,152,625            --        5,170,826
                                            --------     ---------      --------       ----------
Preferred stock of savings
 bank subsidiary                                  --        75,000        75,000               --

STOCKHOLDER'S EQUITY
Common stock                                 326,169       237,820       237,820          326,169
Retained earnings                             68,555        82,967        82,967           68,555
                                            --------     ---------      --------       ----------
                                             394,724       320,787       320,787          394,724
                                            --------     ---------      --------       ----------
                                            $412,925     5,548,412       395,787       $5,565,550
                                            ========     =========      ========       ==========

HEI DIVERSIFIED, INC. AND SUBSIDIARY                                Exhibit A-2
Consolidating Schedule - Income Information                         Page 2 of 2
Year ended December 31, 1997
(Unaudited)
(in thousands)

                                                                      American        Reclassifi-
                                                                       Savings          cations
                                                        HEI              Bank             and
                                                    Diversified,      F.S.B. and      Eliminations
                                                        Inc.         subsidiaries       Dr. (Cr.)      Consolidated
                                                    -----------      ------------     ------------     ------------
REVENUES
Savings bank                                         $    --            294,135              --          $294,135
Other                                                  1,414                 --             390             1,024
Equity in net income of subsidiary                    26,333                 --          26,333                --
                                                     -------            -------          ------          --------
                                                      27,747            294,135          26,723           295,159
                                                     -------            -------          ------          --------
EXPENSES
Savings bank                                              --            249,396              --           249,396
Other                                                     12                 --              --                12
                                                     -------            -------          ------          --------
                                                          12            249,396              --           249,408
                                                     -------            -------          ------          --------
OPERATING INCOME
Savings bank                                              --             44,739              --            44,739
Other                                                 27,735                 --          26,723             1,012
                                                     -------            -------          ------          --------
                                                      27,735             44,739          26,723            45,751

Interest expense -- electric utility and other        (1,299)                --              --            (1,299)
                                                     -------            -------          ------          --------
INCOME BEFORE INCOME TAX EXPENSE AND
 PREFERRED STOCK DIVIDENDS                            26,436             44,739          26,723            44,452
Income tax expense (benefit)                            (113)            18,016              --            17,903
                                                     -------            -------          ------          --------
INCOME BEFORE PREFERRED STOCK DIVIDENDS               26,549             26,723          26,723            26,549
Preferred stock dividends                                 --                390             390                --
                                                     -------            -------          ------          --------
NET INCOME                                           $26,549             26,333          26,333          $ 26,549
                                                     =======            =======          ======          ========

HEI DIVERSIFIED, INC. AND SUBSIDIARY
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1997
(Unaudited)
(in thousands)

                                                                       American        Reclassifi-
                                                                        Savings          cations
                                                       HEI               Bank,             and
                                                   Diversified,       F.S.B. and      Eliminations
                                                       Inc.           subsidiaries       Dr.(Cr.)      Consolidated
                                                   -----------        ------------    ------------     ------------
Retained earnings, beginning of year                $ 55,985             70,223          70,223         $ 55,985

Net income                                            26,549             26,333          26,333           26,549

Common stock dividends                               (13,979)           (13,589)        (13,589)         (13,979)
                                                    --------            -------         -------         --------
Retained earnings, end of year                      $ 68,555             82,967          82,967         $ 68,555
                                                    ========            =======         =======         ========

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                      Exhibit A-3
Consolidating Schedule - Balance Sheet Information                  Page 1 of 2
December 31, 1997
(Unaudited)
(in thousands)



                                                                                                      Reclassifi-
                                                  American                                              cations
                                    American      Savings                      AdCom-     American        and
                                    Savings      Investment        ASB          muni      Savings        Elimi-
                                     Bank,        Services       Service      cations,    Mortgage      nations       Consoli-
ASSETS                               F.S.B.        Corp.       Corporation      Inc.     Co., Inc.     Dr. (Cr.)       dated
----------------------------        --------     ----------    -----------    --------   ---------    -----------     --------
Cash and equivalents              $  249,607       1,700            25          283         335         (2,343)     $  249,607
Accounts receivable and
 unbilled revenues, net               32,132          --            --           --          --             --          32,132
Investment and
 mortgage-backed securities        1,970,623          --            --           --          --             --       1,970,623
Loans receivable, net              3,035,847          --            --           --          --             --       3,035,847
Property, plant and
 equipment, net                       65,140          18            38           --          20             --          65,216
Other                                 72,420          64            --            9           2             --          72,495
Goodwill and other
 intangibles                         122,483           9            --           --          --             --         122,492
Investment in wholly owned
 subsidiaries, at equity               1,583          --            --           --          --         (1,583)             --
                                  ----------       -----          ----          ---        ----         ------      ----------
                                  $5,549,835       1,791            63          292         357         (3,926)     $5,548,412
                                  ==========       =====          ====          ===        ====         ======      ==========
LIABILITIES AND
STOCKHOLDER'S
EQUITY
----------------------------
LIABILITIES
Accounts payable                  $   81,941          --            --           --          --             --      $   81,941
Deposit liabilities                3,918,943          --            --           --          --          2,343       3,916,600
Short-term borrowings                 11,326          --            --           --          --             --          11,326
Securities sold under
 agreements to repurchase            375,366          --            --           --          --             --         375,366
Advances from
 Federal Home Loan Bank              736,474          --            --           --          --             --         736,474
Deferred income taxes                  7,902          --            --           --          --             --           7,902
Other                                 22,096         755             1           20         144                         23,016
                                  ----------       -----           ---          ---        ----         ------      ----------
                                   5,154,048         755             1           20         144          2,343       5,152,625
                                  ----------       -----           ---          ---        ----         ------      ----------

Preferred stock                       75,000          --            --           --          --             --          75,000

STOCKHOLDER'S EQUITY
Common stock                         237,820          10           209           61         439            719         237,820
Retained earnings (deficit)           82,967       1,026          (147)         211        (226)           864          82,967
                                  ----------       -----          ----          ---        ----         ------      ----------
                                     320,787       1,036            62          272         213          1,583         320,787
                                  ----------       -----          ----          ---        ----         ------      ----------
                                  $5,549,835       1,791            63          292         357          3,926      $5,548,412
                                  ==========       =====          ====          ===        ====         ======      ==========


AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 1997
(Unaudited)
(in thousands)

                                                                                                         Reclassifi-
                                                   American                                                cations
                                    American       Savings                      AdCom-     American          and
                                    Savings       Investment       ASB            muni      Savings          Elimi-
                                     Bank,         Services      Service        cations,    Mortgage        nations     Consoli-
                                     F.S.B.         Corp.      Corporation        Inc.      Co., Inc.      Dr. (Cr.)    dated
                                   ---------      ----------   -----------     ---------   ----------    ------------   --------
REVENUES
Savings bank                       $291,472          2,849          --            126           279           591       $294,135
Equity in net income
of subsidiaries                         666             --          --             --            --           666            --
                                   --------          -----         ---            ---           ---         -----       --------
                                    292,138          2,849          --            126           279         1,257        294,135
                                   --------          -----         ---            ---           ---         -----       --------
EXPENSES                            247,886          1,759          28             82           232          (591)       249,396
                                   --------          -----         ---            ---           ---         -----       --------
OPERATING INCOME (LOSS)              44,252          1,090         (28)            44            47           666         44,739
Income taxes                         17,529            468          --             19            --            --         18,016
                                   --------          -----         ---            ---           ---         -----       --------
INCOME (LOSS) BEFORE
 PREFERRED STOCK DIVIDENDS           26,723            622         (28)            25            47           666         26,723
                                   --------          -----         ---            ---           ---         -----       --------
Preferred stock dividends               390                         --                           --            --            390
                                   --------          -----         ---            ---           ---         -----       --------
NET INCOME (LOSS)                  $ 26,333            622         (28)            25            47           666       $ 26,333
                                   ========          =====         ===            ===           ===         =====       ========

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1997
(Unaudited)
(in thousands)


                                                                                                        Reclassifi-
                                                    American                                              cations
                                    American        Savings                     AdCom-      American        and
                                    Savings        Investment     ASB             muni      Savings        Elimi-
                                     Bank,          Services    Service         cations,    Mortgage      nations        Consoli-
                                     F.S.B.           Corp.    Corporation        Inc.      Co., Inc.     Dr. (Cr.)       dated
                                   ---------       ----------  -----------      --------   ----------    ----------      --------
Retained earnings (deficit),
beginning of year                  $ 70,223          1,000        (119)           186         (273)          794         $ 70,223

Net income (loss)                    26,333            622         (28)            25           47           666           26,333

Common stock dividends              (13,589)          (596)         --             --           --          (596)         (13,589)
                                   --------          -----        ----            ---         ----          ----         --------
Retained earnings (deficit),
end of year                        $ 82,967          1,026        (147)           211         (226)          864         $ 82,967
                                   ========          =====        ====            ===         ====          ====         ========

HAWAIIAN TUG & BARGE CORP. AND SUBSIDIARY                            Exhibit A-4
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1997
(Unaudited)
(in thousands)


                                                                              Reclassifi-
                                                       Hawaiian                 cations
                                                        Tug &      Young          and
                                                        Barge    Brothers,    Eliminations
ASSETS                                                  Corp.     Limited      Dr. (Cr.)     Consolidated
-----------------------------------------------       -------     -------      ---------     ------------
Cash and equivalents                                  $   661         --             --        $   661
Notes receivable from affiliated company               12,427         --        (12,427)            --
Accounts receivable and unbilled revenues, net            824      5,386           (308)         5,902
Inventories, at average cost                              147      1,205             --          1,352
Other investments                                         687          4             --            691
Property, plant and equipment, net                      9,191     34,323             --         43,514
Regulatory assets                                          --      2,270             --          2,270
Other                                                   1,710        815             --          2,525
Investment in wholly owned subsidiary, at equity       16,723         --        (16,723)            --
                                                      -------     ------        -------        -------
                                                      $42,370     44,003        (29,458)       $56,915
                                                      =======     ======        =======        =======
LIABILITIES AND
STOCKHOLDERS' EQUITY
-----------------------------------------------
LIABILITIES
Accounts payable                                      $   508      1,025            308        $ 1,225
Short-term borrowings                                      --      2,777         (2,777)            --
Long-term debt                                         17,650      9,650          9,650         17,650
Deferred income taxes                                   1,637      5,508             --          7,145
Unamortized tax credits                                   162        949             --          1,111
Other                                                   1,167      7,371             --          8,538
                                                      -------     ------        -------        -------
                                                       21,124     27,280         12,735         35,669
                                                      -------     ------        -------        -------

STOCKHOLDERS' EQUITY
Common stock                                           13,229      7,414          7,414         13,229
Retained earnings                                       8,017      9,309          9,309          8,017
                                                      -------     ------        -------        -------
                                                       21,246     16,723         16,723         21,246
                                                      -------     ------        -------        -------
                                                      $42,370     44,003         29,458        $56,915
                                                      =======     ======        =======        =======

HAWAIIAN TUG & BARGE CORP. AND SUBSIDIARY                            Exhibit A-4
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 1997
(Unaudited)
(in thousands)

                                                                          Reclassifi-
                                   Hawaiian                                cations
                                    Tug &             Young                  and
                                    Barge            Brothers,           Eliminations
                                    Corp.             Limited              Dr. (Cr.)           Consolidated
                                  ---------          ---------           ------------          ------------
REVENUES
Other                             $ 9,476             $45,332              $ 4,002                $50,806
Equity in net income of
   subsidiary                         430                  --                  430                     --
                                  -------             -------              -------                -------
                                    9,906              45,332                4,432                 50,806
                                  -------             -------              -------                -------
EXPENSES                            7,958              43,693               (3,070)                48,581
                                  -------             -------              -------                -------
OPERATING INCOME                    1,948               1,639                1,362                  2,225
Interest expense - electric
   utility and other               (1,341)               (955)                (932)                (1,364)
                                  -------             -------              -------                -------
INCOME BEFORE INCOME TAXES            607                 684                  430                    861

Income taxes                          280                 254                   --                    534
                                  -------             -------              -------                -------
NET INCOME                        $   327             $   430              $   430                $   327
                                  =======             =======              =======                =======

HAWAIIAN TUG & BARGE CORP. AND SUBSIDIARY
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1997
(Unaudited)
(in thousands)

                                                                        Reclassifi-
                                  Hawaiian                                cations
                                   Tug &               Young                and
                                   Barge             Brothers,          Eliminations
                                   Corp.              Limited             Dr. (Cr.)         Consolidated
                                  --------           ---------          ------------        ------------
Retained earnings,
   beginning of year               $7,863             $8,992               $8,992              $7,863
Net income                            327                430                  430                 327

Common stock dividends               (173)              (113)                (113)               (173)
                                   ------             ------               ------              ------
Retained earnings, end of year     $8,017             $9,309               $9,309              $8,017
                                   ======             ======               ======              ======

MALAMA PACIFIC CORP. AND SUBSIDIARIES                               Exhibit A-5
Consolidating Schedule - Balance Sheet Information  (Page 1 of 2)   Page 1 of 4
December 31, 1997
(Unaudited)
(in thousands)


                                                                         Malama
                                                              Malama    Property     Malama
                                                Malama        Water-    Invest-      Develop-       Malama
                                                Pacific       front      ment         ment          Realty
ASSETS                                           Corp.        Corp.      Corp.        Corp.         Corp.
---------------------------------------       ---------      --------   --------     --------     --------
Cash and equivalents                          $     21            --       --            279         --
Notes receivable from
   affiliated companies                         64,843            --       --             --         11
Accounts receivable and unbilled
   revenues, net                                 1,794            --        1             27         --
Real estate developments                        (1,419)           --       --         21,719         --
Other investments                                   --            --       --             32         --
Property, plant and equipment, net                  37            --       --              1         --
Other                                             (642)           --       --          7,266         --
Investment in wholly owned
   subsidiaries, at equity                     (29,042)           --       --             --         --
                                              --------        ------      ---         ------        ---
                                              $ 35,592            --        1         29,324         11
                                              ========        ======      ===         ======        ===
LIABILITIES AND
STOCKHOLDER'S EQUITY
---------------------------------------
LIABILITIES
Accounts payable                              $    173            --       --            577         --
Short-term borrowings                           21,351         1,482       --         25,114         --
Long-term debt                                      --            --       --          7,954         --
Deferred income taxes                              200            21       --             --         --
Other                                              340            --       --             36          3
                                              --------        ------      ---         ------        ---
                                                22,064         1,503       --         33,681          3
                                              --------        ------      ---         ------        ---
STOCKHOLDER'S EQUITY
Common stock                                    36,975           616        1          4,501          1
Retained earnings (deficit)                    (23,447)       (2,119)      --         (8,858)         7
                                              --------        ------      ---         ------        ---
                                                13,528        (1,503)       1         (4,357)         8
                                              --------        ------      ---         ------        ---
                                              $ 35,592            --        1         29,324         11
                                              ========        ======      ===         ======        ===

Continued on next page.

MALAMA PACIFIC CORP. AND SUBSIDIARIES                                                          Exhibit A-5
Consolidating Schedule - Balance Sheet Information  (Page 2 of 2)                              Page 2 of 4
December 31, 1997
(Unaudited)
(in thousands)

(Continued)

                                                                                 Reclassifi-
                                                                                  cations
                                       Malama     TMG           Malama              and
                                        Elua     Service        Mohala          Eliminations
ASSETS                                  Corp.     Corp.          Corp.           Dr. (Cr.)         Consolidated
----------------------------------     ------    -------        -------        -------------       ------------
Cash and equivalents                   $   --      --               146              --              $   446
Notes receivable from
 affiliated companies                      --       3                --         (64,857)                  --
Accounts receivable and unbilled
   revenues, net                           --      --                14          (1,775)                  61
Real estate developments                   --      --             9,843              --               30,143
Other investments                       1,647      --             7,434              --                9,113
Property, plant and equipment,
   net                                     --      --                 2              --                   40
Other                                      --      --                48                                6,672
Investment in wholly owned
   subsidiaries, at equity                 --      --                --          29,042                   --
                                       ------     ---           -------         -------              -------
                                       $1,647       3            17,487         (37,590)             $46,475
                                       ======     ===           =======         =======              =======
LIABILITIES AND
STOCKHOLDER'S EQUITY
---------------------------------
LIABILITIES
Accounts payable                       $   --       1               363             293              $   821
Short-term borrowings                   1,707      --            40,048          66,339               23,363
Long-term debt                             --      --                --              --                7,954
Deferred income taxes                      --      --                --              --                  221
Other                                      --      --               209              --                  588
                                       ------     ---           -------         -------              -------
                                        1,707       1            40,620          66,632               32,947
                                       ------     ---           -------         -------              -------

STOCKHOLDER'S EQUITY
Common stock                                1       1                 1           5,122               36,975
Retained earnings (deficit)               (61)      1           (23,134)        (34,164)             (23,447)
                                       ------     ---           -------         -------              -------
                                          (60)      2           (23,133)        (29,042)              13,528
                                       ------     ---           -------         -------              -------
                                       $1,647       3            17,487          37,590              $46,475
                                       ======     ===           =======         =======              =======

MALAMA PACIFIC CORP. AND SUBSIDIARIES                               Exhibit A-5
Consolidating Schedule - Income (Loss) Information                  Page 3 of 4
Year ended December 31, 1997
(Unaudited)
(in thousands)

                                                          Malama
                                                Malama   Property    Malama
                                     Malama     Water-   Invest-    Develop-   Malama
                                    Pacific     front     ment       ment      Realty
                                     Corp.      Corp.     Corp.      Corp.      Corp.
                                    --------    ------   --------   --------   ------
REVENUES
Other                                $ 5,337       --        --      6,117        7
Equity in net loss of subsidiaries    (9,912)      --        --         --       --
                                     -------      ---       ---     ------       --
                                      (4,575)      --        --      6,117        7
                                     -------      ---       ---     ------       --
EXPENSES                               2,787       --        --      4,762       --
                                     -------      ---       ---     ------       --

OPERATING INCOME (LOSS)               (7,362)      --        --      1,355        7
Interest expense                      (1,474)      --        --     (3,896)      --
                                     -------      ---       ---     ------       --

INCOME (LOSS) BEFORE
   INCOME TAX EXPENSE                 (8,836)      --        --     (2,541)       7

Income taxes                              --       --        --         --        3
                                     -------      ---       ---     ------       --

NET INCOME (LOSS)                    $(8,836)      --        --     (2,541)       4
                                     =======      ===       ===     ======       ==
Continued below.


MALAMA PACIFIC CORP. AND SUBSIDIARIES
Consolidating Schedule - Income (Loss) Information
Year ended December 31, 1997
(Unaudited)
(in thousands)
(Continued)


                                                                       Reclassifi-
                                                                         cations
                                     Malama       TMG      Malama          and
                                      Elua      Service    Mohala      Eliminations
                                      Corp.      Corp.      Corp.        Dr. (Cr.)     Consolidated
                                     -------    -------    ------      ------------    ------------
REVENUES
Other                                 $ --         1      (2,662)          5,248         $ 3,552
Equity in net loss of subsidiaries      --        --          --          (9,912)             --
                                       ---       ---      ------          ------         -------
                                        --         1      (2,662)         (4,664)          3,552
                                       ---       ---      ------          ------         -------

EXPENSES                                --        --       2,521              --          10,070
                                       ---       ---      ------          ------         -------
OPERATING INCOME (LOSS)                 --         1      (5,183)         (4,664)         (6,518)
Interest expense                       (12)       --      (2,181)         (5,248)         (2,315)
                                       ---       ---      ------          ------         -------
INCOME (LOSS) BEFORE
   INCOME TAX EXPENSE                  (12)        1      (7,364)         (9,912)         (8,833)

Income taxes                            --        --          --              --               3
                                       ---       ---      ------          ------         -------
NET INCOME (LOSS)                     $(12)        1      (7,364)         (9,912)        $(8,836)
                                      ====       ===      ======          ======         =======


MALAMA PACIFIC CORP. AND SUBSIDIARIES                               Exhibit A-5
Consolidating Schedule - Retained Earnings (Deficit) Information    Page 4 of 4
Year ended December 31, 1997
(Unaudited)
(in thousands)

                                                                                Malama
                                                                 Malama        Property        Malama
                                                    Malama       Water-        Invest-        Develop-        Malama
                                                   Pacific       front           ment           ment          Realty
                                                    Corp.        Corp.          Corp.          Corp.          Corp.
                                                   -------       ------        ---------      --------       -------
Retained earnings (deficit),
  beginning of year                              $(14,611)      (2,119)            --         (6,317)           3

Net income (loss)                                  (8,836)          --             --         (2,541)           4
                                                 --------       ------           ----         ------           --
Retained earnings (deficit), end of year         $(23,447)      (2,119)            --         (8,858)           7
                                                 ========       ======           ====         ======           ==


Continued below.


MALAMA PACIFIC CORP. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1997
(Unaudited)
(in thousands)

(Continued)

                                                                                         Reclassifi-
                                                                                          cations
                                              Malama            TMG         Malama          and
                                              Elua            Service       Mohala      Eliminations
                                              Corp.            Corp.        Corp.        Dr. (Cr.)         Consolidated
                                             -------          -------       ------      ------------       ------------
Retained earnings (deficit),
  beginning of year                           $(49)              --        (15,770)       (24,252)           $(14,611)

Net income (loss)                              (12)               1         (7,364)        (9,912)             (8,836)
                                              ----               --        -------        -------            --------

Retained earnings (deficit), end of year      $(61)               1        (23,134)       (34,164)           $(23,447)
                                              ====               ==        =======        =======            ========

HEI POWER CORP. AND SUBSIDIARIES                                     Exhibit A-6
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1997
(Unaudited)
(in thousands)

                                                                                   Reclassifi-
                                                      HEI            HEI            cations
                                        HEI          Power          Power             and
                                       Power         Corp.          Corp.          Eliminations
ASSETS                                 Corp.         Guam       International        Dr. (Cr.)           Consolidated
----------------------------------    -------       -------     -------------      ------------          ------------
Cash and equivalents                 $     5              6          287                  --              $   298
Notes receivable from
 affiliated companies                 11,115             --           --             (11,115)                  --
Accounts receivable and
   unbilled revenues, net                  8            750           --                  --                  758
Inventories, at average cost              --             27           --                  --                   27
Other investments                         --             --            4                  --                    4
Property, plant and equipment, net       168         14,202           25                  --               14,395
Other                                      6             23            7                  --                   36
Investment in wholly owned
   subsidiaries, at equity             3,015             --           --              (3,015)                  --
                                     -------         ------         ----             -------              -------
                                     $14,317         15,008          323             (14,130)             $15,518
                                     =======         ======         ====             =======              =======
LIABILITIES AND
STOCKHOLDER'S EQUITY
---------------------------------
LIABILITIES
Accounts payable                     $   102             30           --                  --              $   132
Short-term borrowings                  2,379         11,115           --              11,115                2,379
Long-term debt                         6,423             --           --                  --                6,423
Deferred income taxes                     --           (554)          --                  --                 (554)
Other                                    533          1,725           --                  --                2,258
                                     -------         ------         ----             -------              -------
                                       9,437         12,316           --              11,115               10,638
                                     -------         ------         ----             -------              -------
STOCKHOLDER'S EQUITY
Common stock                          11,900          2,250          673               2,923               11,900
Retained earnings (deficit)           (7,020)           442         (350)                 92               (7,020)
                                     -------         ------         ----             -------              -------
                                       4,880          2,692          323               3,015                4,880
                                     -------         ------         ----             -------              -------
                                     $14,317         15,008          323              14,130              $15,518
                                     =======         ======         ====             =======              =======


HEI POWER CORP. AND SUBSIDIARIES                                    Exhibit A-6
Consolidating Schedule - Income (Loss) Information                  Page 2 of 2
Year ended December 31, 1997
(Unaudited)
(in thousands)


                                                                          Reclassifi-
                                                HEI         HEI             cations
                                      HEI      Power       Power             and
                                     Power     Corp.        Corp.         Eliminations
                                     Corp.     Guam     International       Dr. (Cr.)    Consolidated
                                     -----     -----    -------------     ------------   ------------
REVENUES
Other                              $     32   2,986            7                --         $ 3,025
Equity in net income of
   subsidiaries                         251      --           --               251              --
                                    -------   -----          ---               ---          ------
                                        283   2,986            7               251           3,025
                                    -------   -----          ---               ---          ------
EXPENSES                              2,733   2,152          136                --           5,021
                                    -------   -----         ----               ---          ------
Operating income (loss)              (2,450)    834         (129)              251          (1,996)
Interest expense                       (136)   (261)          --                --            (397)
                                    -------   -----         ----               ---          ------
INCOME (LOSS) BEFORE
   INCOME TAX EXPENSE                (2,586)    573         (129)              251          (2,393)

Income taxes                             (2)    193           --                --             191
                                    -------   -----         ----               ---          ------
NET INCOME (LOSS)                   $(2,584)    380         (129)              251         $(2,584)
                                    =======   =====         ====               ===         =======

HEI POWER CORP. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1997
(Unaudited)
(in thousands)

                                                                           Reclassifi-
                                                HEI           HEI            cations
                                      HEI      Power         Power             and
                                     Power     Corp.         Corp.         Eliminations
                                     Corp.     Guam      International      Dr. (Cr.)    Consolidated
                                  ----------  --------  ---------------  --------------  ------------
Retained earnings (deficit),
   beginning of year              $(4,436)        62          (221)            (159)         $(4,436)

Net income (loss)                  (2,584)       380          (129)             251           (2,584)
                                  -------        ---          ----             ----          -------
Retained earnings (deficit),
   end of year                    $(7,020)       442          (350)              92          $(7,020)
                                  =======        ===          ====             ====          =======

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-7
Consolidating Schedule - Balance Sheet Information (Page 1 of 2)     Page 1 of 4
December 31, 1997
(Unaudited)
(in thousands)

                                                                                                  HEIPC
                                                     HEI             HEIPC                         Lake
                                                    Power         Philippine         HEIPC        Mainit    HEIPC      HEIPC
                                                    Corp.         Development,    Philippine      Power,   Cambodia   Bulacan I,
ASSETS                                          International          LLC          Ventures       LLC     Ventures     LLC
------------------------------------------      -------------     ------------    -----------     ------   --------   ----------
Cash and equivalents                                $ 80               --              --          207        --          --
Notes receivable from affiliated companies            --               --              --           --        --          --
Accounts receivable and
   unbilled revenues, net                             --               --              --           --        --          --
Other investments                                      4               --              --           --        --          --
Property, plant and equipment, net                    --               --              --           25        --          --
Other                                                  1                1              --            1        --          --
Investment in wholly owned
   subsidiaries, at equity                           238                1              --           --        --          --
                                                    ----               --              --         ----        --          --
                                                    $323                1              --          233        --          --
                                                    ====               ==              ==         ====        ==          ==

LIABILITIES AND
STOCKHOLDER'S EQUITY
------------------------------------------
LIABILITIES
Accounts payable                                    $ --               --               --          --        --          --
Short-term borrowings                                 --               --               --          --        --          --
Deferred income taxes                                 --               --               --          --        --          --
Unamortized tax credits                               --               --               --          --        --          --
Other                                                 --               --               --          --        --          --
                                                    ----               --               --         ---        --          --
STOCKHOLDER'S EQUITY
Common stock                                         673                1                4         447        --          --
Retained earnings (deficit)                         (350)              --               (4)       (214)       --          --
                                                    ----               --               --        ----        --          --
                                                     323                1               --         233        --          --
                                                    ----               --               --        ----        --          --
                                                    $323                1               --         233        --          --
                                                    ====               ==               ==        ====        ==          ==

Continued on next page.

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-7
Consolidating Schedule - Balance Sheet Information (Page 2 of 2)     Page 2 of 4
December 31, 1997
(Unaudited)
(in thousands)

(Continued)

                                                                HEIPC           HEIPC
                                                    HEI       Phnom Penh     Phnom Penh      Reclassifi-
                                      HEIPC         Power       Power           Power          cations
                                    Bulacan II,     Corp.     (General),     (Limited),     Eliminations
ASSETS                                 LLC          China        LLC             LLC          Dr. (Cr.)   Consolidated
---------------------------------   ----------     ------     ----------     ---------      ------------  ------------
Cash and equivalents                $ --              --           --             --             --          $ 287
Notes receivable from
 affiliated companies                 --              --           --             --             --             --
Accounts receivable and
   unbilled revenues, net             --              --           --             --             --             --
Other investments                     --              --           --             --             --              4
Property, plant and equipment, net    --              --           --             --             --             25
Other                                 --              --            2              2             --              7
Investment in wholly owned
   subsidiaries, at equity            --              --           --             --           (238)            --
                                    ----             ---          ---            ---           ----          -----
                                    $ --              --            2              2           (238)         $ 323
                                    ====             ===          ===            ===           ====          =====
LIABILITIES AND
STOCKHOLDER'S EQUITY
---------------------------------
LIABILITIES
Accounts payable                    $ --              --           --             --             --          $  --
Short-term borrowings                 --              --           --             --             --             --
Deferred income taxes                 --              --           --             --             --             --
Other                                 --              --           --             --             --             --
                                    ----             ---          ---            ---           ----          -----
                                      --              --           --             --             --             --
                                    ====             ===          ===            ===           ====          =====
STOCKHOLDER'S EQUITY
Common stock                          --              --            2              2            456            673
Retained earnings (deficit)           --              --           --             --           (218)          (350)
                                    ----             ---          ---            ---           ----          -----
                                      --              --            2              2            238            323
                                    ----             ---          ---            ---           ----          -----
                                    $ --              --            2              2            238          $ 323
                                    ====             ===          ===            ===           ====          =====

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-7
Consolidating Schedule - Income (Loss) Information                   Page 3 of 4
Year ended December 31, 1997
(Unaudited)
(in thousands)

                                                                                HEIPC
                                      HEI           HEIPC                        Lake
                                     Power        Philippine        HEIPC       Mainit     HEIPC        HEIPC
                                     Corp.        Development,    Philippine    Power,    Cambodia    Bulacan I,
                                 International        LLC          Ventures      LLC      Ventures       LLC
                                 -------------    ------------     --------     ------    --------    ---------
REVENUES
Other                               $  --             --              --          7          --           --
Equity in net income of
  subsidiaries                          7             --              --         --          --           --
                                    -----            ---             ---        ---         ---          ---
                                        7             --              --          7          --           --
                                    -----            ---             ---        ---         ---          ---

EXPENSES                              136             --              --         --          --           --
                                    -----            ---             ---        ---         ---          ---

OPERATING LOSS                       (129)            --              --          7          --           --
Interest expense                       --             --              --         --          --           --
                                    -----            ---             ---        ---         ---          ---
LOSS BEFORE
  INCOME TAX EXPENSE                 (129)            --              --          7          --           --
Income taxes                           --             --              --         --          --           --
                                    -----            ---             ---        ---         ---          ---

NET LOSS                            $(129)            --              --          7          --           --
                                    =====            ===             ===        ===         ===          ===

Continued below.


HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES
Consolidating Schedule - Income (Loss) Information
Year ended December 31, 1997
(Unaudited)
(in thousands)

(Continued)

                                                           HEIPC       HEIPC Phnom     Reclassifi-
                                                HEI      Phnom Penh        Penh         cations
                                     HEIPC     Power       Power          Power           and
                                  Bulacan II,  Corp.     (General),     (Limited),    Eliminations
                                      LLC      China        LLC            LLC         Dr. (Cr.)     Consolidated
                                  -----------  -----     ----------    -----------    ------------   ------------
REVENUES
Other                                 $ --       --          --             --              --           $   7
Equity in net loss of subsidiaries      --       --          --             --               7              --
                                      ----      ---         ---            ---             ---           -----
                                        --       --          --             --               7               7
                                      ----      ---         ---            ---             ---           -----

EXPENSES                                --       --          --             --              --             136
                                      ----      ---         ---            ---             ---           -----

OPERATING LOSS                          --       --          --             --               7            (129)
Interest expense                        --       --          --             --              --              --
                                      ----      ---         ---            ---             ---           -----
LOSS BEFORE
  INCOME TAX EXPENSE                    --       --          --             --               7            (129)
Income taxes                            --       --          --             --              --              --
                                      ----      ---         ---            ---             ---           -----

NET LOSS                              $ --       --          --             --               7           $(129)
                                      ====      ===         ===            ===             ===           =====


HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                                                              Exhibit A-7
Consolidating Schedule - Retained Earnings (Deficit) Information                                            Page 4 of 4
Year ended December 31, 1997
(Unaudited)
(in thousands)


                                                                                        HEIPC
                                        HEI             HEIPC                            Lake
                                       Power          Philippine          HEIPC         Mainit        HEIPC         HEIPC
                                       Corp.          Development,     Philippine        Power,      Cambodia     Bulacan I,
                                   International         LLC            Ventures         LLC         Ventures        LLC
                                   -------------      ------------     ----------       -------      --------     ----------
Retained earnings (deficit),
  beginning of year                    $(221)             --               (2)           (221)           --            --

Net income (loss)                       (129)             --               --               7            --            --

Transfer of interest to HEI Power
 Corp. International                      --              --               (2)             --            --            --
                                       -----             ---              ---             ---           ---           ---

Retained earnings (deficit),
  end of year                          $(350)             --               (4)           (214)           --            --
                                       =====             ===              ===            ====           ===           ===
Continued below.

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1997
(Unaudited)
(in thousands)

(Continued)

                                                                        HEIPC               HEIPC       Reclassifi-
                                                         HEI          Phnom Penh          Phnom Penh      cations
                                      HEIPC             Power            Power              Power           and
                                   Bulacan II,          Corp.          (General),         (Limited),    Eliminations
                                      LLC               China             LLC                 LLC        Dr. (Cr.)    Consolidated
                                   -----------          -----         ----------          ----------    ------------  ------------
Retained earnings (deficit),
  beginning of year                   $ --               --               --                  --            (223)         $(221)

Net income (loss)                       --               --               --                  --               7           (129)

Transfer of interest to HEI Power
 Corp. International                    --               --               --                  --              (2)            --
                                       ---              ---              ---                 ---             ---            ---
Retained earnings (deficit),
  end of year                         $ --               --               --                  --            (218)         $(350)
                                      ====              ===              ===                 ===            ====          =====

                                                                       Exhibit B
                                                                     Page 1 of 1


              HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)


Item No.                                Year ended December 31, 1997
--------           -------------------------------------------------
1                      Total Assets (at December 31)..... $7,953,882

2                      Total Operating Revenues..........  1,463,979

3                      Net Income........................     86,442


               HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)


Item No.                                Year ended December 31, 1997
--------            ------------------------------------------------
1                      Total Assets (at December 31)....  $2,212,314

2                      Total Operating Revenues.........   1,107,523

3                      Net Income.......................      78,189
